Exhibit 99.3

EXECUTION COPY

AMENDMENT NO. 3, DATED AS OF MARCH 27, 2008, TO THE SENIOR SECURED SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT DATED AS OF JANUARY 21, 2008 (THE “CREDIT AGREEMENT”) BY AND AMONG QUEBECOR WORLD, INC. A CORPORATION AMALGAMATED UNDER THE LAWS OF CANADA AND HAVING ITS REGISTERED OFFICE IN MONTREAL, PROVINCE OF QUÉBEC, CANADA, AS A DEBTOR COMPANY UNDER THE COMPANIES CREDITORS ARRANGEMENT ACT (CANADA) (THE “CCAA”) (THE “PARENT”), AND QUEBECOR WORLD (USA) INC., A DELAWARE CORPORATION AND A DEBTOR AND DEBTOR-IN-POSSESSION IN A CASE PENDING UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE (11 U.S.C. §§ 101 ET SEQ.) AND AS A DEBTOR COMPANY UNDER THE CCAA (THE “COMPANY”; TOGETHER WITH THE PARENT, THE “BORROWERS”), EACH OF THE OTHER LOAN PARTIES PARTY THERETO, THE LENDERS PARTY THERETO, CREDIT SUISSE, AS AN INITIAL ISSUING BANK, CREDIT SUISSE, AS ADMINISTRATIVE AGENT (THE “ADMINISTRATIVE AGENT”), GENERAL ELECTRIC CAPITAL CORPORATION AND GE CANADA FINANCE HOLDING COMPANY, AS COLLATERAL AGENT FOR THE LENDER PARTIES AND THE OTHER SECURED PARTIES (IN SUCH CAPACITY, THE “COLLATERAL AGENT”), MORGAN STANLEY SENIOR FUNDING, INC. AND WELLS FARGO FOOTHILL, LLC, AS CO-SYNDICATION AGENTS, WACHOVIA BANK, N.A., AS DOCUMENTATION AGENT, CREDIT SUISSE AS THE INITIAL SWING LINE LENDER, AND THE LEAD ARRANGERS (AS DEFINED THEREIN).

PRELIMINARY STATEMENTS:

(1)           The Borrowers, each of the other Loan Parties party thereto, the Lenders, Credit Suisse, as an initial Issuing Bank and as the Initial Swing Line Lender, the Administrative Agent, the Collateral Agent, the Co-Syndication Agents, the Documentation Agent and the Lead Arrangers have entered into the Credit Agreement, as amended by Amendment No. 1 to the Credit Agreement (“Amendment No. 1”) dated as of January 25, 2008 and by Amended and Restated Amendment No. 2 to the Credit Agreement (“Amendment No. 2”) dated as of February 26, 2008 (as so amended, the “Existing Credit Agreement”).  Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Existing Credit Agreement.

(2)           The Borrowers, the other Loan Parties and the Required Lenders have agreed to amend the Existing Credit Agreement as hereinafter set forth.

(3)           Accordingly, in consideration of the mutual agreements set forth herein and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows, effective as of the Amendment No. 3 Effective Date (as defined in Section 3 below):

SECTION 1.       Amendments to Existing Credit Agreement.

(a)           The definition of “Guaranty Coverage Subsidiary” in Section 1.01 is amended to add a proviso at the end thereof to read as follows:

“provided further that the amount of assets for purposes hereof shall be calculated net of the amount of any Debt secured by any Liens under Section 5.02(a)(vi) on such assets.”

(b)           The definition of “Permitted Lien” in Section 1.01 is amended to add “, other than Liens permitted by Section 5.02(a)(v)” at the end of the proviso in clause (p) thereof.

(c)           Section 2.06(b)(i)(C) is amended to (i) add “(other than Debt permitted under Section 5.02(b))” immediately following “debt obligations” where it appears therein, and (ii) replace “Net Cash Proceeds” with “net cash proceeds” where it appears therein.

(d)           Section 4.01(c) is amended to (i) add “and Liens permitted by Section 5.02(a)(iv) and (v)” at the end of clause (iii) thereof, and (ii) add “or a Lien permitted by Section 5.02(a)(iv) or (v)” immediately following “Permitted Lien” where it appears in the last sentence thereof.

(e)           Section 4.01(aa)(i) is amended to add “and Liens permitted by Section 5.02(a)(iv) and (v)” immediately following “Permitted Liens” where it appears in the last proviso thereof.

(f)            Section 4.01(aa)(ii) is amended to add “or Liens permitted by Section 5.02(a)(iv) or (v)” immediately following “Permitted Liens” where it appears in the last proviso thereof.

(g)           Section 5.01(v) is amended to (i) replace “France (unless otherwise agreed by the Administrative Agent)” with “Finland” where it appears therein, and (ii) to add “(excluding from the assets covered by such collateral document any receivables or receivables related assets or interest therein to the extent any such assets are the subject of a transaction entered into by the applicable Foreign Guarantor and permitted by Section 5.02(h)(vii))” immediately following “Lead Arrangers” where it appears therein.

(h)           Section 5.02(a) is amended to (i) delete “and” where it appears immediately before clause (v), and (ii) add the following new clauses (vi) and (vii) at the end thereof to read as follows:

“, (vi) Liens on assets of Foreign Subsidiaries in connection with Debt of Foreign Subsidiaries permitted to be incurred pursuant to Sections 5.02(b)(ii) or (x) in a maximum aggregate principal amount of $30,000,000, and (vii) any junior ERISA claims permitted by Sections 6.01(j), (k) and (l).”

(i)            Section 5.02(b) is amended to:

(i)            add the following new language at the end of clause (ii) thereof to read as follows:

“and any refinancings, refundings, renewals or extensions thereof; provided that the amount of such Debt is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder; provided further that the terms relating to principal amount, amortization, maturity and subordination (if any), and other material terms taken as a whole, of any such refinancing, refunding, renewing or extension, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to the Loan Parties or the Lenders than the terms of any agreement or instrument governing the Debt being refinanced, refunded, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewing or extension does not exceed the then applicable market interest rate, ”

(ii)           delete “and” where it appears immediately before clause (xi); and

(iii)          add a new clause (xii) at the end thereof to read as follows:

“, and (xii) Debt of any Foreign Subsidiary in connection with any transaction permitted by Section 5.02(h)(vii)”

(j)            Section 5.02(h) is amended to:

(i)            replace “$80.0 million in the aggregate” with “€80.0 million in the aggregate at any one time outstanding (such amount to be determined with reference to the aggregate amounts paid by the transferees in consideration for such transfers of receivables, related assets and interests from time to time and not with reference to the gross or face amount of the receivables, related assets and interests so transferred)” where it appears in clause (vii) thereof,

(ii)           delete “and” where it appears immediately before clause (viii), and

(iii)          add a new clause (ix) at the end thereof to read as follows:

“; and (ix) the sale of all or substantially all of the assets or Equity Interests of the Borrowers or any of their Subsidiaries located in Europe in a single or series of related transactions at values not less than the amount disclosed to the Administrative Agent by the Borrowers in writing on or about March 27, 2008 (the “Initial European Sale”), and, after consummation of the Initial European Sale, the sale of any other assets or Equity Interests of the Borrowers or any of their Subsidiaries located in Europe”

(k)           Section 5.03(d) is amended to replace “90 days following the end of the Fiscal Year ending December 31, 2007” with “120 days following the end of the Fiscal Year ending December 31, 2007 and thereafter, 90 days following the end of each Fiscal Year” where it appears therein.

(l)            Section 5.04(a) is amended to add “(pro forma for asset sales)” immediately following “amount set forth below” where it appears therein.

(m)          Sections 6.01(j), (k) and (l) are amended and restated to read in full as follows:

“(j)          any ERISA Event or Canadian Pension Plan Event shall have occurred with respect to an ERISA Plan or Canadian Pension Plan, and the sum (determined as of the date of occurrence of such ERISA Event or Canadian Pension Plan Event) of the Insufficiency of such ERISA Plan or Canadian Pension Plan and the Insufficiency of any and all other ERISA Plans or Canadian Pension Plans with respect to which an ERISA Event or Canadian Pension Plan Event shall have occurred and then exist (or the liability of the Loan Parties and the ERISA Affiliates related to such ERISA Event or Canadian Pension Plan Event) exceeds $15,000,000 or requires payments exceeding $7,500,000 per annum, unless any claim with respect to any such Insufficiency of such ERISA

Plan or Canadian Pension Plan is lower in priority than any claims arising from, and Liens securing, the Obligations hereunder as determined pursuant to a court order; provided, however, that no Event of Default shall be deemed to have occurred under this Section 6.01(j) as a result of such ERISA Event or Canadian Pension Plan Event until such time as such court order is a final order; or

(k)           any Loan Party or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan or a Canadian Pension Plan that it has incurred Withdrawal Liability or other additional liability to such Multiemployer Plan or such Canadian Pension Plan, as the case may be, in an amount that, when aggregated with all other amounts required to be paid to Multiemployer Plans by the Loan Parties and the ERISA Affiliates as Withdrawal Liability or other additional liability (determined as of the date of such notification), exceeds $15,000,000 or requires payments exceeding $7,500,000 per annum, unless such Withdrawal Liability or other additional liability is lower in priority than any claims arising from, and Liens securing, the Obligations hereunder as determined pursuant to a court order; provided, however, that no Event of Default shall be deemed to have occurred under this Section 6.01(k) as a result of such Withdrawal Liability or other additional liability  until such time as such court order is a final order; or

(l)            any Loan Party or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan or a Canadian Pension Plan that such Plan is in reorganization or is being terminated, within the meaning of Title IV of ERISA or as provided under applicable laws of any such plans, and as a result of such reorganization or termination the aggregate annual contributions of the Loan Parties and the ERISA Affiliates to all Multiemployer Plans that are then in reorganization or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans or such Canadian Pension Plans for the plan years of such Plans immediately preceding the plan year in which such reorganization or termination occurs by an amount exceeding $7,500,000, unless any claim arising from such reorganization or termination  is lower in priority than any claims arising from, and Liens securing, the Obligations hereunder as determined pursuant to a court order; provided, however, that no Event of Default shall be deemed to have occurred under this Section 6.01(l) as a result of such reorganization or termination until such time as such court order is a final order; or”

(n)           Section 6.01(m)(iii) is amended to add “and other than with respect to a financing used, in whole or part, to repay in full the Obligations and terminate the Commitments” immediately following “Carve-Out” where it appears therein.

(o)           Section 6.01(n) is amended to (i) delete “material (in the sole discretion of the Administrative Agent” where it appears therein, and (ii) add “which have a value in excess of $10,000,000 in the aggregate” immediately following “any Guarantor” where it appears therein.

(p)           Section 6.01(q)(i) is amended to add “(other than with respect to a financing used, in whole or part, to repay in full the Obligations and terminate the Commitments)” immediately following “Bankruptcy Code” where it appears therein.

(q)           Section 6.01(q)(iii) is amended to add “(other than with respect to a financing used, in whole or part, to repay in full the Obligations and terminate the Commitments)” immediately following “any Collateral” where it appears therein.

(r)            Section 6.01(v) is amended to add “(other than with respect to a financing used, in whole or part, to repay in full the Obligations and terminate the Commitments)” immediately following “pleading” where it appears therein.

(s)           Schedule 4.01(c) is amended to add the supplement attached as Annex I hereto.

(t)            Schedule 4.01(s) is amended and restated to read in full as attached as Annex II hereto.

(u)           Schedule 5.02(h) is amended and restated to read in full as attached as Annex III hereto.

SECTION 2.       Amendment Fee.  The Borrowers hereby agree to pay to the Administrative Agent, for the benefit of each Lender that executes this Amendment by no later than 12:00 noon (New York City time) on March 27, 2008, an amendment fee equal to 0.25% of the aggregate unused Commitments and aggregate outstanding Advances of each such Lender under the Existing Credit Agreement as of the date hereof.  Such amendment fee shall be paid on the Amendment No. 3 Effective Date.

SECTION 3.       Conditions of Effectiveness.  This Amendment is subject to the provisions of Section 10.01 of the Existing Credit Agreement.  This Amendment shall become effective as of the date first above written when, and only when (the “Amendment No. 3 Effective Date”), each of the following conditions shall have been fulfilled to the satisfaction of the Administrative Agent:

(a)           All accrued costs and expenses and fees of the Administrative Agent in connection with the administration of the Existing Credit Agreement and the preparation, execution, delivery and administration of this Amendment and the other instruments and documents to be delivered hereunder and under the Loan Documents (including, without limitation, the reasonable fees and expenses of counsel for the Administrative Agent and the Lead Arranger) shall have been paid by the Borrowers;

(b)           The Administrative Agent shall have received counterparts of this Amendment executed by the Borrower and the Required Lenders or, as to any of the Lenders, advice satisfactory to the Administrative Agent that such Lender has executed this Amendment;

(c)           The Administrative Agent shall have received counterparts of the consent attached hereto executed by each Guarantor.

(d)           The Administrative Agent shall have received a certificate signed by a duly authorized officer of the Borrowers stating that:

(i)            The representations and warranties contained in the Loan Documents and in Section 4 hereof are correct on and as of the date of such certificate as though made on and as of such date other than any such representations or warranties that, by their terms, refer to a date other than the date of such certificate; and

(ii)           No event has occurred and is continuing that constitutes a Default.

(e)           The amendment fee referred to in Section 2 hereof shall have been paid by the Borrowers.

SECTION 4.       Representations and Warranties of the Borrower.  Each Borrower represents and warrants as follows:

(a)           The execution, delivery and performance by such Borrower of this Amendment and the Loan Documents, as amended hereby, to which it is or is to be a party are within such Borrower’s corporate powers, have been duly authorized by all necessary corporate action.

(b)           This Amendment has been duly executed and delivered by the Borrowers and the Consent has been duly executed by each Guarantor.  This Amendment and each of the other Loan Documents, as amended hereby, to which the Borrowers are a party are legal, valid and binding obligations of the Borrower and the Guarantors, enforceable against the Borrowers and the Guarantors in accordance with their respective terms.

SECTION 5.       Reference to and Effect on the Existing Credit Agreement and the other Loan Documents.  (a)  On and after the effectiveness of this Amendment, each reference in the Existing Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Existing Credit Agreement, and each reference in the Notes and each of the other Loan Documents to “the Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Existing Credit Agreement, shall mean and be a reference to the Existing Credit Agreement, as amended by this Amendment.

(b)           The Existing Credit Agreement, the Notes and each of the other Loan Documents, as specifically amended by this Amendment, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.  Without limiting the generality of the foregoing, the Collateral Documents and all of the Collateral described therein do and shall continue to secure the payment of all Obligations of the Loan Parties under the Loan Documents, in each case as amended by this Amendment.

(c)           The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

SECTION 6.       Costs, Expenses .  The Borrowers agree to pay on demand all costs and expenses of the Agents (including the Collateral Agent) in connection with the preparation, execution, delivery and administration, modification and amendment of this Amendment and the other instruments and documents to be delivered hereunder (including, without limitation, the reasonable fees and expenses of counsel for the Agents (including the Collateral Agent)) in accordance with the terms of Section 10.05 of the Existing Credit Agreement.

SECTION 7.       Ratification.  Each Loan Party and each Lender hereby ratifies and agrees to the terms and provisions of Amendment No. 1 and Amendment No. 2, true and correct copies of which are attached hereto.

SECTION 8.       Execution in Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement.  Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 9.       Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

QUEBECOR WORLD INC.

By		Jeremy Roberts /s/
	Title:	Senior Vice President, Corporate Finance
and Treasurer

By		Steven Galezowski /s/
	Title:	Assistant Treasurer

QUEBECOR WORLD (USA) INC.

By		David McCarthy /s/
	Title:	President

By
Title:

CREDIT SUISSE, CAYMAN ISLANDS BRANCH,
as Administrative Agent and as Lender

By		Vanessa Gomez /s/
	Name:	Vanessa Gomez
	Title:	Director

By		Nupur Kumar /s/
	Name:	Nupur Kumar
	Title:	Associate

Agreed as of the date first above written:

Lender:	Morgan Stanley Senior Funding, Inc.

	By:	Dan Gioia /s/
	Name:	Dan Gioia
	Title:	Authorized Signatory

CONSENT

Dated as of March 27, 2008

Reference is made to (a) Amendment No. 3 to the Credit Agreement dated as of March 27, 2008 (the “Amendment”; capitalized terms not otherwise defined herein being used herein as defined in the Amendment and in the Credit Agreement referred to below), (b) the Senior Secured Debtor-in-Possession Credit Agreement dated as of January 21, 2008 among Quebecor World Inc. and Quebecor World (USA) Inc., as the Borrowers, Credit Suisse, as administrative agent for the Lenders, and the Lenders and Agents referred to therein, as amended by Amendment No. 1 to the Credit Agreement dated as of January 25, 2008 and Amended and restated Amendment No. 2 to the Credit Agreement dated as of February 26, 2008 (the “Existing Credit Agreement”), and (c) the other Loan Documents referred to therein.

The undersigned as parties to one or more of the Loan Documents, each hereby consents to the execution, delivery and the performance of the Amendment and agrees that each of the Loan Documents to which it is a party is, and shall continue to be, in full force and effect and is hereby in all respects ratified and confirmed on the Amendment No. 3 Effective Date, except that, on and after the Amendment No. 3 Effective Date, each reference to “the Credit Agreement”, “thereunder”, “thereof”, “therein” or words of like import referring to the Existing Credit Agreement shall mean and be a reference to the Existing Credit Agreement, as amended and otherwise modified by the Amendment.

This Consent shall be governed by, and construed in accordance with, the laws of the State of New York.

[Signature pages follow]

QUEBECOR PRINTING HOLDING COMPANY,as a Guarantor

By	David McCarthy /s/
Title: President

QW MEMPHIS CORP., as a Guarantor

By	David McCarthy /s/
Title: Vice President

THE WEBB COMPANY, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD MEMPHIS LLC, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD PRINTING (USA) CORP.,as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD LOVELAND INC.,as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD SYSTEMS INC., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD SAN JOSE INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD BUFFALO INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD JOHNSON & HARDIN CO., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD NORTHEAST GRAPHICS INC., as a Guarantor

By	David McCarthy /s/
Title:

QUEBECOR WORLD UP/GRAPHICS INC., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD GREAT WESTERN PUBLISHING INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD DB ACQUISITION CORP., as a Guarantor

By	David McCarthy /s/
Title: President

WCP-D, INC., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD TACONIC HOLDINGS INC., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD RETAIL PRINTING CORPORATION, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD ARCATA CORP., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD NEVADA INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD ATGLEN INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD KRUEGER ACQUISITION CORPORATION, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD BOOK SERVICES LLC, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD DUBUQUE INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD PENDELL INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD FAIRFIELD INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QW NEW YORK CORP., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD DALLAS II INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD NEVADA II LLC, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD DALLAS, L.P., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD MT. MORRIS II LLC, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD PETTY PRINTING INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD HAZELTON INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD OLIVE BRANCH INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD DITTLER BROTHERS INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD ATLANTA II LLC, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD RAI INC., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD KRI INC., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD CENTURY GRAPHICS CORPORATION, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD WAUKEE INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD LOGISTICS INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD MID-SOUTH PRESS CORPORATION, as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD CAPITAL CORPORATION, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD CAPITAL II GP, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD CAPITAL II LLC, as a Guarantor

By	David McCarthy /s/
Title: President

WCZ, LLC, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD LEASE GP, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD LEASE LLC, as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR PRINTING AVIATION INC., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD EUSEY PRESS INC., as a Guarantor

By	David McCarthy /s/
Title: President

QUEBECOR WORLD INFINITI GRAPHICS INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD LINCOLN INC., as a Guarantor

By	David McCarthy /s/
Title: Vice President

QUEBECOR WORLD MAGNA GRAPHIC INC., as a Guarantor

By	David McCarthy /s/
Title: President